UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company (Issuer))

Eagle 1 Merger Sub, Inc.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Stryker Corporation

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Stryker Corporation

1941 Stryker Way

Portage, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Seth H. Katz

Scott R. Williams

Sally Wagner Partin

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Eagle 1 Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Inari Medical, Inc., a Delaware corporation (“Inari”), for $80.00 per Share, net to the seller in cash, without interest and subject to any applicable tax withholding (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and such Letter of Transmittal, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of January 17, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in The New York Times on January 17, 2025.

(a)(5)(A)	Joint Press Release, dated January 6, 2025 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Stryker Corporation with the Securities and Exchange Commission on January 7, 2025).

(a)(5)(B)	Investor Presentation by Parent, dated January 6, 2025 (incorporated by reference to Exhibit 99.2 to the Pre-Commencement Communication on Schedule TO filed by Stryker Corporation with the Securities and Exchange Commission on January 7, 2025).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 6, 2025, between Inari Medical, Inc. and Stryker Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Stryker Corporation with the Securities and Exchange Commission on January 7, 2025).

(d)(2)*	Joinder to the Agreement and Plan of Merger, dated as of January 7, 2025, made and entered into by Eagle 1 Merger Sub, Inc.

(d)(3)*	Confidentiality Agreement, dated as of December 2, 2024, by and between Stryker Corporation and Inari Medical, Inc.

(d)(4)*	Clean Team Confidentiality Agreement, dated as of December 19, 2024, by and between Stryker Corporation and Inari Medical, Inc.

Exhibit No.	Description

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2025

EAGLE 1 MERGER SUB, INC.

By:	/s/ TINA S. FRENCH
Name: Tina S. French
Title: Vice President and Corporate Secretary

STRYKER CORPORATION

By:	/s/ J. ANDREW PIERCE
Name: J. Andrew Pierce
Title: Group President, MedSurg and Neurotechnology